SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35046; File No. 812-15392

Kayne Anderson Energy Infrastructure Fund, Inc., et al.

November 6, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the
Commission that permits certain business development companies ("BDCs") and closed-end
management investment companies to co-invest in portfolio companies with each other and with
certain affiliated investment entities.

Applicants: Kayne Anderson Energy Infrastructure Fund, Inc., Kayne Anderson Nextgen
Energy & Infrastructure, Inc., Kayne Anderson BDC, Inc., Kayne DL 2021, Inc., Kayne
Anderson Capital Income Partners (QP), L.P., Kayne Anderson Infrastructure Income Fund,
L.P., Kayne Anderson Midstream Institutional Fund, L.P., Kayne Anderson MLP Fund, L.P.,
Kayne Equity Yield Strategies, L.P., Kayne Simplified Midstream, L.P., Kayne Senior Credit
Fund III, L.P., Kayne Senior Credit III Offshore Fund, L.P., Kayne Liquid Credit Fund, L.P.,
KA Credit Advisors, LLC, KA Credit Advisors II, LLC, KA Fund Advisors, LLC, Kayne
Anderson Capital Advisors, L.P., Kayne Anderson Fund Advisors, LLC, Kayne Senior Credit III
Manager, L.P., Kayne Senior Credit Funding III, LLC, Kayne Senior Credit Funding III

Offshore, LLC, Kayne Senior Credit III Mini-Master Fund, L.P., Kayne Senior Credit IV Manager, L.P., Kayne Senior Credit Fund IV, L.P., Kayne Senior Credit IV Mini-Master Fund, L.P., Kayne Senior Credit IV Offshore Fund, L.P., KAEFTX VII, LLC, KAEFTX VIII, LLC, KARE Manager Holdings, L.P., KPEIF II GP, LLC, HPK Partners, LLC, Kayne Anderson Energy Fund VII, L.P., Kayne Anderson Energy Fund VIII, L.P., Kayne Anderson Real Estate Debt IV, L.P., Kayne Anderson Renewable Energy Transition Fund, L.P., Kayne Anderson Renewable Infrastructure Partners, L.P., Kayne Private Energy Income Fund II, L.P., Kayne Private Energy Income Fund II-B, L.P., Kayne Senior Credit Funding IV, LLC, and Kayne Senior Credit Funding IV Offshore, LLC.

Filing Dates: The application was filed on October 3, 2022, and amended on June 9, 2023, and August 10, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing.   Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on December 1, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: David A. Hearth at davidhearth@paulhastings.com.

FOR FURTHER INFORMATION CONTACT: Laura L. Solomon, Senior Counsel, or Kyle R. Ahlgren, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated August 10, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.